 1-A LIVE 0001607838 XXXXXXXX StreetShares, Inc. DE 2013 0001607838 6199 46-4390152 16 0 1985 Isaac Newton Square West Suite 103 Reston VA 20190 571-325-2966 Brian S. Korn, Esq. Other 1542482.00 2003686.00 8931.00 54516.00 4167339.00 15359.00 2063855.00 4862357.00 0.00 4167339.00 94574.00 -2019606.00 0.00 -1931295.00 -0.20 -0.12 Baker Tilly Virchow Krause, LLP Common Stock 10030396 000000000 N/A Options to Purchase Common Stk 1140695 000000000 N/A Warrants to Acquire Common Stk 390196 000000000 N/A Series Seed Preferred Equity 4735924 000000000 N/A Convertible Note 2449500 000000000 N/A Member Payment Dependent Notes 1740737 000000000 N/A true true Tier2 Audited Debt Y Y Y N N N 50000000 50000000.00 0.00 0.00 0.00 50000000.00 Baker Tilly Virchow Krause, LLP 75000.00 Manatt, Phelps & Phillips, LLP 200000.00 INTERNAL OUT-OF-POCKET EXPENSES(1) 50000.00 49500000.00 (1) The Issuer will provide for its own blue sky compliance through in-house counsel. true AL AK AZ AR CA CO CT DE FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA RI SC SD TN TX UT VT VA WA WV WI WY DC PR A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 StreetShares, Inc. Common Stock 10253914 401929 10,253,914 total shares issued, 401,929 (vested) shares sold to officers, directors, and principal security holders of the Issuer, approximately $20,096 (vested) Total Consideration (Total Shares x Price per Share less fees and expenses). none StreetShares, Inc. Options to Acquire Common Stock 527866 142567 527,866 aggregate shares underlying options granted, 142,567 shares underlying options granted to officers, directors, and principal security holders of the Issuer, $0 Total Consideration Received. none StreetShares, Inc. Warrants to Acquire Common Stock 367023 0 367,023 total shares, 0 shares issued to officers, directors, and principal security holders of the Issuer, $0 Total Consideration. StreetShares, Inc. Series Seed Preferred Stock 4735924 3859580 4,735,924 shares issued, 3,859,580 shares sold to officers, directors, and principal security holders of the Issuer, $1,019,999 Total consideration (Total Shares Price, per share less fees and expenses). None StreetShares, Inc. Convertible Promissory Notes 2449500 450000 $2,449,500 aggregate principal amount issued, $450,000 of which was sold to officers, directors, and principal security holders of the Issuer, approximately $2,400,000 Total Consideration (Total proceeds less fees and expenses). None StreetShares, Inc. Member Payment Dependent Notes 1740737 0 $1,740,737 aggregate principal amount issued, $0 aggregate principal amount of notes sold to officers, directors, and principal security holders of the Issuer, approximately $1,740,737 Total Consideration (Aggregate Principal Amount of Notes Issued less fees and expenses). All securities were issued pursuant to the safe harbor of Rule 506(b) of Regulation D pursuant to the Securities Act of 1933, as amended or its predecessor.